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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                                 SEC FILE NUMBER
                                                                     000-7428

                                                                   CUSIP NUMBER
                                                                     00650M104

                          NOTIFICATION OF LATE FILING

(Check One):              [  ] Form 10-K              [  ] Form 20-F              [  ] Form 11-K
                          [  ] Form 10-Q              [  ] Form N-SAR

                          For Period Ended:

                          [X] Transition Report on Form 10-K
                          [ ] Transition Report on Form 20-F
                          [ ] Transition Report on Form 11-K
                          [ ] Transition Report on Form 10-Q
                          [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:  December 31, 2000

 Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:                Adaptive Broadband Corporation

Former name if applicable:              California Microwave, Inc.

Address of principal executive office:  1143 Borregas Avenue

City, state and zip code:               Sunnyvale, California 94089
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                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

          On March 15, 2001, the Registrant announced that it expects to restate its revenue and cost of revenue for the quarter ended June 30, 2000 because of a sales transaction recorded during the quarter that the Registrant now believes should not have been recognized. At the same time, the Registrant announced that its management team is working with its Board of Directors, auditors and outside counsel to determine whether any other similar transactions exist in the same or other accounting periods, and if so, what actions, if any, may need to be taken with respect to them. The pendency of this review has made it impracticable for the Registrant to perform all the tasks necessary to produce financial statements which then could be audited by Ernst & Young LLP for the transition period ended December 31, 2000. As a result, the Transition Report on Form 10-K for the period July 1, 2000 through December 31, 2000 cannot be completed and filed by April 2, 2001 without unreasonable effort or expense.

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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



     Kenneth J. Wees            (408)                      732-4000
        (Name)              (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [ ] Yes   [X] No

         10-K/A             Amendment No. 1                 June 30, 2000

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X]  Yes   [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates that its results of operations for the transition period ended December 31, 2000 will be significantly different from the corresponding period for the previous year. An explanation of these changes is set forth in the Registrant's press release dated January 25, 2001, which is attached hereto as an exhibit and incorporated herein by reference. As noted above, however, there can be no assurance that the results reported in the press release will not have to change until the special committee has made its final determination.

                        ADAPTIVE BROADBAND CORPORATION
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 2, 2001             By   /s/ Kenneth J. Wees
                                      -------------------
                                      Kenneth J. Wees
                                      Vice President, General Counsel and
                                      Secretary

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omission of fact constitute Federal Criminal Violations

     (See 18 U.S.C. 1001).

        1. This form is required by Rule 12b-25 (17 CFD 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).